Exhibit 99.1

REPORT ON VOTING RESULTS

ANNUAL MEETING OF SHAREHOLDERS

HELD ON MAY 9, 2023

The Annual Meeting of Shareholders (the “Meeting”) of Theratechnologies was held online via a live audio/video webcast on Tuesday, May 9, 2023, at 10:00 a.m. (Eastern Time). Two (2) shareholders and/or proxy holders were present at the Meeting, in person or by proxy, holding 51,100,306 common shares of Theratechnologies, representing approximately 52.79% of the total votes attached to all issued and outstanding shares of Theratechnologies as of the record date on April 4, 2023.

Election of Directors

All nine directors proposed for election at the Meeting were elected by a vote conducted by ballot. All candidates were elected by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The directors will remain in office until the next annual meeting of shareholders or until their successors are elected or appointed. The proxies received by management for the election of directors were as follows:

	Votes For		Votes Withheld
	#	%	#	%
Joseph Arena	23,138,582	73.03	8,545,048	26.97
Frank Holler	23,065,196	72.80	8,618,434	27.20
Gérald Lacoste	18,403,644	58.09	13,279,986	41.91
Paul Lévesque	23,077,346	72.84	8,606,284	27.16
Gary Littlejohn	18,569,960	58.61	13,113,670	41.39
Andrew Molson	22,847,163	72.11	8,836,467	27.89
Dawn Svoronos	22,723,149	71.72	8,960,481	28.28
Alain Trudeau	21,945,983	71.72	9,737,647	28.28
Dale Weil	22,847,453	72.11	8,836,177	27.89

Appointment of Auditors

The resolution to appoint KPMG LLP, chartered professional accountants, as Theratechnologies’ auditors to hold office until the next annual meeting of shareholders or until their successors are appointed, and to authorize the directors to fix their remuneration, was passed by a majority of the votes cast by ballot by the shareholders present or represented by proxy at the Meeting. The proxies received by management for the appointment of the auditors were as follows:

	Votes For		Votes Withheld
	#	%	#	%
Auditors	46,921,922	91.82	4,178,384	8.18

Resolution 2023-1 Approving the Amendments to the Share Option Plan

Resolution 2023-1 approving the amendments to the share option plan was passed by a majority of the votes cast by ballot by the shareholders present or represented by proxy at the Meeting. The proxies received by management for the passing of resolution 2023-1 were as follows:

	Votes For		Votes Against		Votes Withheld
	#	%	#	%	#	%
Resolution 2023-1	20,116,507	63.49	10,882,486	34.35	684,636	5.92